SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                __________________

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               DATED July 11, 2003
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                        Commission File Number: 001-14666
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                            ISPAT INTERNATIONAL N.V.
             (Exact name of registrant as specified in its Charter)
                                __________________

                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
                                __________________



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X            Form 40-F
                            -----                    -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes                      No          X
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes                      No          X
                           -----                     -----

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                      No          X
                           -----                     -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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                                      INDEX
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Press Release of Ispat Inland Inc., dated July 9, 2003, regarding agreement with the Pension Benefit Guaranty Corp. Ispat Inland Inc. is the U.S. subsidiary of Ispat International N.V.

                    [ISPAT INLAND INC. LOGO GRAPHIC OMITTED]
                        [NEWS RELEASE] [GRAPHIC OMITTED]

For immediate release, July 9, 2003:

               Ispat Inland reaches agreement with pension agency

         EAST CHICAGO, Ind.-- Ispat Inland Inc. reached agreement with the Pension Benefit Guaranty Corp. today regarding the funding of its pension obligations.

         The agreement came before today's scheduled expiration of a $160 million letter of credit that had been provided to the PBGC in 1998 to provide financial assurance with respect to Ispat Inland's pension plan.

         Under terms of the agreement, Ispat Inland contributed an additional $50 million to its pension trust today, agreed to make further contributions going forward and granted the PBGC $160 million security in certain assets.

         The letter of credit was allowed to expire, and won't be renewed.

         Since 1998, Ispat Inland has contributed more than $290 million into the trust to maintain the strength of its pension plan.

                                      X X X

For further information: David C. Allen (219) 399-5430

Ispat Inland Inc. is a subsidiary of Ispat International N.V., one of the largest steel producers in the world. The company manufactures a broad range of semifinished and finished flat and bar steel products and is one of the world's lowest-cost steel producers. In addition to Ispat Inland in East Chicago, Ind., USA, the company has major steelmaking facilities in Mexico, Trinidad, Canada, Germany and France. It markets its products to more than 55 countries worldwide. Ispat International is a member of the LNM Group, the world's second-largest steelmaker, which also operates in Algeria, Czech Republic, Indonesia, Kazakhstan and South Africa.


This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in the Ispat International N.V.'s most recent SEC filings.



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                                    SIGNATURE
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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   July 11, 2003
                                           ISPAT INTERNATIONAL N.V.


                                           By /s/   Bhikam C. Agarwal
                                              ---------------------------------
                                              Bhikam C. Agarwal
                                              Chief Financial Officer